O’Melveny & Myers LLP	T: +1 415 984 8700	File Number: 0858688-00008
Two Embarcadaro Center	F: +1 415 984 8701
28th Floor	omm.com
San Francisco, CA 94111		Kurt Berney
D: +1 415 984 8989
kberney@omm.com

November 27, 2019

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Katherine Bagley, Mara Ransom

Re:	Textainer Group Holdings Limited

Registration Statement on Form F-3

Filed November 1, 2019

File No. 333-234444

Dear Ms. Bagley and Ms. Ransom:

On behalf of Textainer Group Holdings Limited, an exempted company incorporated under the laws of Bermuda (the “Company”), we respectfully submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 25, 2019 (the “Comment Letter”) regarding the above referenced Registration Statement on Form F-3 (the “Registration Statement”). The Company has also revised the Registration Statement in an Amendment No. 1 (“Amendment No. 1”) as set forth below in response to the Comment Letter and is filing Amendment No. 1 with the Commission concurrently with the submission of this letter.

For your convenience, the Company’s response below is numbered to correspond to the numbered paragraph in the Comment Letter and we have repeated in italics the Staff’s comment prior to the Company’s response. Capitalized terms used and not defined in this letter have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1.

Registration Statement on Form F-3 filed November 1, 2019

Description of Shares, Shareholder Suits, page 14

1.

We note your disclosure that “[yo]ur bye-laws contain a provision by virtue of which [y]our shareholders waive any claim or right of action that they have, both individually and on [y]our behalf, against any director or officer in relation to any action or failure to take any action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.” If you do not intend for this provision to be applicable to claims under the federal securities laws, please revise to explicitly state as much. If you do intend for this provision to be applicable to claims under the federal securities laws, please tell us how this waiver is consistent with Section 14 of the Securities Act and Section 29(a) of the Exchange Act.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Further, if you intend for this provision to apply to federal securities law claims, please provide disclosure discussing the risks associated with the provision, including any increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision could discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Please also expand your discussion of the enforceability of the provision, including why you currently believe the operation of this provision as a waiver of the right to sue for violations of federal securities laws may not be enforceable in U.S. courts. This comment also applies to the disclosure you include in your annual report on Form 20-F relating to this provision, including future risk factor disclosure.

Response:

The Company respectfully advises the Staff that it has been advised by Bermuda counsel that the waiver of claims against directors and officers is a waiver of claims that shareholders may make under Bermuda law, and that such waiver is present in the bye-laws of a number of Bermuda public companies that are Commission registrants. The Company also notes that acts involving fraud and dishonesty are excluded from the scope of the waiver. However, the Company acknowledges that Section 14 of the Securities Act and Section 29(a) of the Exchange Act render void any waiver of the provisions of the Securities Act and Exchange Act, respectively. As a result, the Company also acknowledges that the operation of this provision as a waiver of the right to sue for violations of federal securities laws may not be enforceable in U.S. courts.

In response to the Staff’s comment and in light of the foregoing, the Company has revised the disclosure on pages 7, 12 and 14 and in Part II, Item 8 of Amendment No. 1.

In addition, to help the Company’s shareholders understand the scope of this bye-law provision going forward, the Company undertakes to include substantially similar disclosure with regard to this provision in its future Exchange Act and Securities Act filings in which such provision is addressed.

* * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (415) 984-8989 or kberney@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Kurt Berney

Kurt Berney of O’MELVENY & MYERS LLP

cc:	Olivier Ghesquiere, Textainer Group Holdings Limited

Daniel W. Cohen, Textainer Group Holdings Limited

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